Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2019 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - May 2, 2019) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three months ended March 31, 2019. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Share and per share results included herein have been retroactively adjusted to reflect the one for ten reverse stock split of the Company's common shares, which took effect on January 18, 2019.
Results for the three months ended March 31, 2019 and 2018
For the three months ended March 31, 2019, the Company's adjusted net income (see Non-IFRS Measures section below) was $14.8 million, or $0.31 basic and $0.30 diluted income per share, which excludes from net income a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees. For the three months ended March 31, 2019, the Company had net income of $14.5 million, or $0.30 basic and diluted income per share.
For the three months ended March 31, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $31.5 million, or $1.02 basic and diluted loss per share, which excludes from the net loss $0.3 million, or $0.01 per basic and diluted share, of transaction costs related to the Company's merger with Navig8 Product Tankers Inc ("NPTI"). For the three months ended March 31, 2018, the Company had a net loss of $31.8 million, or $1.03 basic and diluted loss per share.
Declaration of Dividend
On May 1, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about June 27, 2019 to all shareholders of record as of June 5, 2019 (the record date). As of May 1, 2019, there were 51,396,970 common shares of the Company outstanding.
Summary of Other Recent and First Quarter Significant Events

•
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the second quarter of 2019 as of the date hereof (See footnotes to 'Other operating data' table below for the definition of daily TCE revenue):

•	For the LR2s in the pool: approximately $16,500 per day for 55% of the days.

•	For the LR1s in the pool: approximately $15,750 per day for 45% of the days.

•	For the MRs in the pool: approximately $15,000 per day for 40% of the days.

•	For the ice-class 1A Handymaxes in the pool: approximately $13,000 per day for 40% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the first quarter of 2019:

•	For the LR2s in the pool: $22,923 per revenue day.

•	For the LR1s in the pool: $17,929 per revenue day.

•	For the MRs in the pool: $15,715 per revenue day.

•	For the ice-class 1A Handymaxes in the pool: $17,846 per revenue day.

•	The Company is in discussions with various financial institutions for scrubber financing that will increase the Company’s liquidity by approximately $120 million.

•
On March 18, 2019 ("the Redemption Date"), the Company redeemed the entire outstanding balance of its Senior Notes Due 2019 of $57.5 million.  The redemption price of the Senior Notes Due 2019 was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.

•	In March 2019, the Company paid a quarterly cash dividend with respect to the fourth quarter of 2018 on the Company's common stock of $0.10 per share.

•	In March 2019, the Company repurchased $2.29 million face value of its Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.27 million.

•
In March 2019, the Company entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels will be bareboat chartered-in for one year and the remaining four vessels will be bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day. The right of use assets and related liabilities under these arrangements have been reflected on the Company's balance sheet in accordance with the new lease standard, IFRS 16 - Leases. The transition to this new accounting standard is discussed below.

•
On January 18, 2019, the Company effected a one-for-ten reverse stock split and reduction in authorized common shares. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019.

$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Convertible Notes due 2022, which were issued in May and July 2018. Since January 2019 through the date of this press release, the Company has acquired the following:

•	An aggregate of 30 of its common shares at an average price of $17.10 per share; the repurchased shares are being held as treasury shares. There are 51,396,970 shares outstanding as of May 1, 2019.

•	$2.29 million face value of its Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.27 million.
As of the date hereof, the Company has the authority to purchase up to an additional $121.6 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2019, which were issued in June 2014 and Convertible Notes due 2022, which were issued in May and July 2018 were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $6.1 million and $5.7 million during the three months ended March 31, 2019 and 2018, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months ended March 31, 2019, the Company's basic weighted average number of shares was 48,070,530. The Company's diluted weighted average number of shares was 48,556,887 excluding the impact of the Convertible Notes due 2019 and Convertible Notes due 2022 and 55,173,745 under the if-converted method. Diluted earnings per share for the three months ended March 31, 2019 does not consider the effect of the Convertible Notes due 2019 and Convertible Notes due 2022 as the if-converted method was anti-dilutive.
The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months ended March 31, 2018 as the Company incurred a net loss.
As of the date hereof, the Company's current stock price is below the conversion prices of both the Convertible Notes due 2019 and Convertible Notes due 2022.
New Accounting Standard - IFRS 16 - Leases
Effective January 1, 2019, the Company adopted IFRS 16, Leases. IFRS 16 amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities on the basis of the discounted remaining future minimum lease payments relating to the three existing bareboat chartered-in vessel commitments that were previously reported as operating leases and are scheduled to expire in April 2025 and the seven new bareboat chartered-in vessel commitments mentioned above. The impact of the application of this standard during the first quarter of 2019 was as follows:

•
The recognition of a $48.5 million right of use asset, a $50.7 million lease liability and a $2.2 million reduction in retained earnings on our opening balance sheet as of January 1, 2019 pertaining to the three bareboat chartered-in commitments that were previously accounted for as operating leases and are scheduled to expire in April 2025. Additionally, $2.5 million of previously incurred deferred drydock costs relating to these vessels was also reclassified from Other Assets to Right of Use Assets on the balance sheet upon transition and is being depreciated until the next drydock date.

•
The recognition of a $24.2 million aggregate right of use asset and corresponding lease liability as a result of the new bareboat charter-in agreements on seven Handymax vessels that were entered into in March 2019.

All right of use assets will be depreciated on a straight-line basis over the term of each lease. The lease liabilities will be settled over the lease terms using the effective interest method, with each lease payment apportioned to principal and interest using the discount rate implicit in the lease or, if that is not available, the Company's incremental borrowing rate.
Conference Call
The Company has scheduled a conference call on May 2, 2019 at 8:30 AM Eastern Daylight Time and 2:30 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 5249065
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/fuakrmuz
Current Liquidity
As of May 1, 2019, the Company had $518.4 million in unrestricted cash and cash equivalents.
Drydock, Scrubber and Ballast Water Treatment Update
The following drydock, scrubber and ballast water treatment activity occurred during the first quarter of 2019:

•
Two 2014 built MRs completed their class required special survey, along with ballast water treatment system installations. During the first quarter of 2019, these vessels were offhire for an aggregate of 47 days, and the aggregate costs incurred were $4.3 million. These drydocks commenced in December 2018 and were completed in January 2019.

•
One 2016 built LR2 completed its scrubber installation and also underwent additional repairs during the first quarter of 2019. This vessel was offhire for a total of 56 days (for both the repairs and scrubber installation). The aggregate cost of the scrubber installation was $2.6 million, which includes both the cost of the equipment and installation costs. The cost of the additional repairs was covered under a shipyard warranty.

•
One 2014 built MR entered drydock for its class required special survey and a scrubber installation at the end of March 2019. This drydock and scrubber installation is expected to be completed in May 2019 for an aggregate estimated cost of approximately $3.5 million (which includes the drydock along with the cost of the scrubber and related installation costs). The vessel was offhire for 9 days in March 2019.

•
One 2016 built LR2 entered drydock for a scrubber installation and additional repairs in March 2019. This drydock was completed in April 2019. This vessel was offhire for 30 days in the first quarter of 2019 and the estimated cost of the installation and equipment was $2.5 million in aggregate. The cost of the additional repairs was covered under a shipyard warranty.

Set forth below are the expected, estimated payments for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2020:

In millions of U.S. dollars	As of May 1, 2019 (1)
Q2 2019	$61.5
Q3 2019	63.6
Q4 2019	85.7
FY 2020	108.9

(1)
Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

Set forth below are the expected, estimated number of ships and estimated offhire days for the Company's drydocks, ballast water treatment installations, and scrubber installations (2):

	Q2 2019
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2*	—	—	6	179
LR1	—	—	3	84
MR*	8	5	8	243
Handymax	2	2	—	40

Total Q2 2019	10	7	17	546

* Second quarter 2019 MR activity includes a vessel which entered drydock for its class required special survey and scrubber installation at the end of March 2019 and is expected to be completed in May 2019. Second quarter 2019 LR2 activity includes a vessel which entered drydock for repairs and a scrubber installation at the end of March 2019 and concluded in April 2019.

	Q3 2019
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	5	4	10	279
LR1	—	—	3	84
MR	6	4	6	162
Handymax	5	5	—	100

Total Q3 2019	16	13	19	625

	Q4 2019
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	10	8	13	357
LR1	—	—	1	28
MR	9	8	9	243
Handymax	5	5	—	100

Total Q4 2019	24	21	23	728

	FY 2020
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	7	—	8	217
LR1	5	—	5	135
MR	5	5	22	613
Handymax	2	2	—	40

Total 2020	19	7	35	1,005

(2)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels may be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. dollars	Outstanding Principal as of December 31, 2018	Drawdowns, and (repayments), net	Outstanding Principal as of March 31, 2019	Drawdowns, and (repayments), net	Outstanding Principal as of May 1, 2019
1	KEXIM Credit Facility	$299,300	$(16,825)	$282,475	$—	$282,475
2	ABN AMRO Credit Facility	100,508	(2,139)	98,369	(537)	97,832
3	ING Credit Facility	144,176	(3,184)	140,992	(1,071)	139,921

	In thousands of U.S. dollars	Outstanding Principal as of December 31, 2018	Drawdowns, and (repayments), net	Outstanding Principal as of March 31, 2019	Drawdowns, and (repayments), net	Outstanding Principal as of May 1, 2019
4	$35.7 Million Term Loan Facility	34,850	(808)	34,042	(808)	33,234
5	2017 Credit Facility	144,766	(3,317)	141,449	—	141,449
6	Credit Agricole Credit Facility	99,295	(2,142)	97,153	—	97,153
7	ABN AMRO/K-Sure Credit Facility	49,530	(963)	48,567	—	48,567
8	Citi/K-Sure Credit Facility	103,650	(2,104)	101,546	—	101,546
9	ABN AMRO/SEB Credit Facility	114,825	(2,875)	111,950	—	111,950
10	Ocean Yield Lease Financing	160,262	(2,598)	157,664	(865)	156,799
11	CMBFL Lease Financing	61,971	(1,227)	60,744	—	60,744
12	BCFL Lease Financing (LR2s)	100,789	(1,856)	98,933	(623)	98,310
13	CSSC Lease Financing	246,526	(4,327)	242,199	(1,442)	240,757
14	BCFL Lease Financing (MRs)	98,831	(2,640)	96,191	(933)	95,258
15	2018 CMB Lease Financing	136,543	(2,529)	134,014	—	134,014
16	$116.0 Million Lease Financing	112,673	(1,570)	111,103	(567)	110,536
17	AVIC International Lease Financing	139,103	(2,948)	136,155	—	136,155
18	China Huarong Shipping Lease Financing	137,250	(3,375)	133,875	—	133,875
19	$157.5 Million Lease Financing	152,086	(3,536)	148,550	—	148,550
20	COSCO Lease Financing	84,150	(1,925)	82,225	—	82,225
21	IFRS 16 - Leases - 3 MRs	—	49,374	49,374	(576)	48,798
22	IFRS 16 - Leases - 7 Handymax	—	24,102	24,102	(1,210)	22,892
23	2020 Senior Unsecured Notes	53,750	—	53,750	—	53,750
24	2019 Senior Unsecured Notes	57,500	(57,500)	—	—	—
25	Convertible Notes due 2019	145,000	(2,292)	142,708	—	142,708
26	Convertible Notes due 2022	203,500	—	203,500	—	203,500
		$2,980,834	$(49,204)	$2,931,630	$(8,632)	$2,922,998

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes principal amounts due under lease financing arrangements and lease liabilities under IFRS 16 as of March 31, 2019:

In millions of U.S. dollars
Q2 2019 - principal payments made through May 1, 2019	$8.6
Q2 2019 - remaining principal payments	43.1
Q3 2019 (1)	211.6
Q4 2019	52.2
Q1 2020	69.1
Q2 2020 (2)	104.6
Q3 2020 (3)	153.1
Q4 2020	48.5
2021 and thereafter	2,240.8
$2,931.6

(1)	Repayments include $142.7 million due upon the maturity of the Company's Convertible Notes due 2019.

(2)	Repayments include $53.8 million due upon the maturity of the Company's Senior Unsecured Notes due 2020.

(3)	Repayments include $87.7 million due upon the maturity of the Company's ABN AMRO Credit Facility.

Explanation of Variances on the First Quarter of 2019 Financial Results Compared to the First Quarter of 2018
For the three months ended March 31, 2019, the Company recorded net income of $14.5 million compared to a net loss of $31.8 million for the three months ended March 31, 2018. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended March 31, 2019 and 2018:

	For the three months ended March 31,
In thousands of U.S. dollars	2019	2018
Vessel revenue	$195,830	$156,446
Voyage expenses	(295)	(3,339)
TCE revenue	$195,535	$153,107

•
TCE revenue for the three months ended March 31, 2019 increased $42.4 million to $195.5 million, from $153.1 million for the three months ended March 31, 2018. This increase was the result of an improvement in TCE revenue per day across all of the Company's operating segments. Overall TCE revenue per day increased to $18,570 per day during the three months ended March 31, 2019, from $13,331 per day during the three months ended March 31, 2018. The first quarter of 2019 reflected a dramatic improvement in the product tanker market as compared to the same period in 2018. The positive trends developed late in the fourth quarter of 2018 and continued through most of the first quarter of 2019 as a result of several different factors including, but not limited to, (i) an increase in global demand for refined commodities against the backdrop of moderating supply of the global product tanker fleet, (ii) the opening of arbitrage windows on several trading routes, and (iii) the reduction of global product inventory drawdowns, increasing demand for product imports. This increase in TCE revenue per day was partially offset by a reduction of the Company's fleet to an average of 119.3 operating vessels during the three months ended March 31, 2019 from an average of 128.0 operating vessels during the three months ended March 31, 2018, which was the result of the redelivery of 11 time chartered-in vessels throughout 2018 and in the first quarter of 2019.

•
Vessel operating costs for the three months ended March 31, 2019 decreased $1.1 million to $69.4 million, from $70.4 million for the three months ended March 31, 2018. This decrease was primarily due to take over costs that the Company incurred for six vessels acquired from NPTI that transitioned technical management during the three months ended March

31, 2018.  These costs included additional crew severance and repatriation costs along with the costs for new spares, stores and other supplies. No such costs were incurred during the three months ended March 31, 2019.  Additionally, vessel operating costs in the Handymax operating segment improved during the three months ended March 31, 2019, primarily as a result of reduced repairs and maintenance expenses.

•
Voyage expenses for the three months ended March 31, 2019 decreased $3.0 million, to $0.3 million from $3.3 million for the three months ended March 31, 2018. This decrease was primarily due to several vessels that were acquired from NPTI that traded in the spot market during the three months ended March 31, 2018 prior to their transition to the Scorpio pools.

•
Charterhire expense for the three months ended March 31, 2019 decreased $13.6 million to $4.4 million, from $18.0 million for the three months ended March 31, 2018. This decrease was the result of a decrease in the number of time chartered-in vessels during those periods. The Company's time and bareboat chartered-in fleet consisted of an average of 0.3 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended March 31, 2019, and the Company's time and bareboat chartered-in fleet consisted of an average of 9.4 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended March 31, 2018. As of March 31, 2019, we had 10 bareboat chartered-in vessels, which are right of use assets under IFRS 16 - Leases (i.e. there is no charterhire expense for these vessels).

•
Depreciation expense - owned or finance leased vessels for the three months ended March 31, 2019 remained consistent, increasing slightly by $0.4 million to $43.8 million, from $43.5 million for the three months ended March 31, 2018. Depreciation expense in future periods is expected to increase as the Company installs ballast water treatment systems and scrubbers on its vessels in 2019 and 2020.

•
Depreciation expense - right of use assets for the three months ended March 31, 2019 was $2.1 million. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded during the three months ended March 31, 2019 as a result of the Company's transition to IFRS 16 - Leases on January 1, 2019. Depreciation expense for right of use assets in future periods, absent any changes to the Company's time or bareboat chartered-in fleet, is expected to increase as seven bareboat chartered-in vessels commenced their leases in late March 2019 and depreciation expense in future periods will therefore reflect the full impact of these arrangements. Right of use asset depreciation is approximately $0.2 million per vessel per month for all 10 vessels that the Company currently bareboat charters-in.

•
General and administrative expenses for the three months ended March 31, 2019 increased $2.1 million to $15.7 million, from $13.6 million for the three months ended March 31, 2018. This increase was primarily driven by an increase in compensation expenses, including an increase in restricted stock amortization. General and administrative expenses in future periods are expected to reflect a similar run-rate to that which was incurred in the first quarter of 2019.

•
Financial expenses for the three months ended March 31, 2019 increased $9.3 million to $48.8 million, from $39.4 million for the three months ended March 31, 2018. The increase in financial expenses was primarily a result of (i) increases in LIBOR rates as compared to the three months ended March 31, 2018, (ii) an increase in the Company's average debt to $3.0 billion during the three months ended March 31, 2019 from $2.8 billion during the three months ended March 31, 2018 as a result of the Company's refinancing initiatives that were executed in the second, third and fourth quarters of 2018 and (iii) increased borrowing costs associated with the Company's lease financing arrangements that were entered into during 2018. If LIBOR rates remain consistent, financial expenses in future periods are expected to reflect a similar run-rate to that which was incurred in the first quarter of 2019.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2019	2018
Revenue
Vessel revenue	$195,830	$156,446

Operating expenses
Vessel operating costs	(69,376)	(70,430)
Voyage expenses	(295)	(3,339)
Charterhire	(4,399)	(18,012)
Depreciation - owned or finance leased vessels	(43,814)	(43,455)
Depreciation - right of use assets	(2,135)	—
General and administrative expenses	(15,712)	(13,626)
Merger transaction related costs	—	(264)
Total operating expenses	(135,731)	(149,126)
Operating income	60,099	7,320
Other (expense) and income, net
Financial expenses	(48,756)	(39,418)
Financial income	3,119	385
Other income and (expenses), net	14	(81)
Total other expense, net	(45,623)	(39,114)
Net income / (loss)	$14,476	$(31,794)

Earnings / (loss) per share

Basic	$0.30	$(1.03)
Diluted	$0.30	$(1.03)
Basic weighted average shares outstanding	48,070,530	30,790,502
Diluted weighted average shares outstanding (1)	48,556,887	30,790,502

(1)
The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the three months ended March 31, 2019 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of the unvested shares of restricted stock, the Convertible Notes due 2019, and the Convertible Notes due 2022) were 55,173,745 for the three months ended March 31, 2019.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$518,882	$593,652
Accounts receivable	65,503	69,718
Prepaid expenses and other current assets	16,250	15,671
Inventories	8,690	8,300
Total current assets	609,325	687,341
Non-current assets
Vessels and drydock	3,966,671	3,997,789
Right of use assets	73,160	—
Other assets	83,004	75,210
Goodwill	11,539	11,539
Restricted cash	12,294	12,285
Total non-current assets	4,146,668	4,096,823
Total assets	$4,755,993	$4,784,164
Current liabilities
Current portion of long-term debt	$240,364	$297,934
Finance lease liability	115,056	114,429
Lease liability - IFRS 16	22,119	—
Accounts payable	10,621	11,865
Accrued expenses	24,178	22,972
Total current liabilities	412,338	447,200
Non-current liabilities
Long-term debt	1,161,803	1,192,000
Finance lease liability	1,277,235	1,305,952
Lease liability - IFRS 16	51,356	—
Total non-current liabilities	2,490,394	2,497,952
Total liabilities	2,902,732	2,945,152
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	577	5,776
Additional paid-in capital	2,655,822	2,648,599
Treasury shares	(467,057)	(467,056)
Accumulated deficit (1)	(336,081)	(348,307)
Total shareholders' equity	1,853,261	1,839,012
Total liabilities and shareholders' equity	$4,755,993	$4,784,164

(1)
Accumulated deficit reflects the impact of the adoption of IFRS 16, Leases. IFRS 16 amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’). We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2019	2018
Operating activities
Net income / (loss)	$14,476	$(31,794)
Depreciation - owned or finance leased vessels	43,814	43,455
Depreciation - right of use assets	2,135	—
Amortization of restricted stock	7,184	6,650
Amortization of deferred financing fees	2,215	3,306
Write-off of deferred financing fees	275	—
Accretion of convertible notes	3,493	3,200
Accretion of fair value measurement on debt assumed from NPTI	920	960
	74,512	25,777
Changes in assets and liabilities:
(Increase) / decrease in inventories	(390)	882
Increase in accounts receivable	4,208	9,514
(Increase) / decrease in prepaid expenses and other current assets	(580)	7,608
Increase in other assets	(2,676)	(3,071)
Decrease in accounts payable	(1,543)	(2,323)
Increase / (decrease) in accrued expenses	1,036	(3,538)
	55	9,072
Net cash inflow from operating activities	74,567	34,849
Investing activities
Acquisition of vessels and payments for vessels under construction	—	(25,851)
Drydock, scrubber, ballast water treatment and other vessel related payments (owned, finance leased and bareboat-in vessels)	(18,240)	(438)
Net cash outflow from investing activities	(18,240)	(26,289)
Financing activities
Debt repayments	(120,360)	(46,703)
Issuance of debt	—	21,450
Debt issuance costs	(1,284)	(2,354)
Principal repayments on lease liability - IFRS 16	(1,726)	—
Increase in restricted cash	(9)	(768)
Repayment of convertible notes	(2,292)	—
Equity issuance costs	(285)	(4)
Dividends paid	(5,140)	(3,264)
Repurchase of common stock	(1)	—
Net cash outflow from financing activities	(131,097)	(31,643)
Decrease in cash and cash equivalents	(74,770)	(23,083)
Cash and cash equivalents at January 1,	593,652	186,462
Cash and cash equivalents at March 31,	$518,882	$163,379

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2019 and 2018
(unaudited)

	For the three months ended March 31,
	2019	2018
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$113,246	$57,608

Average Daily Results
Time charter equivalent per day(2)	$18,570	$13,331
Vessel operating costs per day(3)	$6,478	$6,624

LR2
TCE per revenue day (2)	$22,953	$14,302
Vessel operating costs per day(3)	$6,810	$6,866
Average number of owned or finance leased vessels	38.0	38.0
Average number of time chartered-in vessels	—	1.4

LR1
TCE per revenue day (2)	$17,929	$10,121
Vessel operating costs per day(3)	$6,597	$6,999
Average number of owned or finance leased vessels	12.0	12.0
Average number of time chartered-in vessels	—	—

MR
TCE per revenue day (2)	$15,715	$13,534
Vessel operating costs per day(3)	$6,324	$6,376
Average number of owned or finance leased vessels	45.0	44.6
Average number of time chartered-in vessels	0.3	6.2
Average number of bareboat chartered-in vessels	3.0	3.0

Handymax
TCE per revenue day (2)	$17,729	$12,875
Vessel operating costs per day(3)	$6,160	$6,533
Average number of owned or finance leased vessels	14.0	14.0
Average number of time chartered-in vessels	—	1.8
Average number of bareboat chartered-in vessels	7.0	7.0

Fleet data
Average number of owned or finance leased vessels	109.0	108.6
Average number of time chartered-in vessels	0.3	9.4
Average number of bareboat chartered-in vessels	10.0	10.0

Drydock
Drydock, scrubber, ballast water treatment and other vessel related payments for owned, finance leased and bareboat-in vessels (in thousands of U.S. dollars)	$18,240	$438

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of May 1, 2019

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	SLR2P (4)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2
96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (5)
	Bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20	(6)
111	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20	(6)
112	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20	(6)
113	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
114	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
115	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
116	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
117	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(8)
118	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(8)
119	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(8)

	Total bareboat chartered-in DWT		414,899

	Total Fleet DWT		8,298,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	In March 2019, the Company entered into a new bareboat charter-in agreement on this vessel for a period of one year at $6,300 per day.
(7)	In March 2019, the Company entered into a new bareboat charter-in agreement on this vessel for a period of two years at $6,300 per day.
(8)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2018 and 2019 were as follows:

Date paid	Dividends per share
March 2018	$0.100
June 2018	$0.100
September 2018	$0.100
December 2018	$0.100
March 2019	$0.100

On May 1, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share, payable on or about June 27, 2019 to all shareholders of record as of June 5, 2019 (the record date). As of May 1, 2019, there were 51,396,970 of the common shares of the Company outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Convertible Notes due 2022, which were issued in May and July 2018. Since January 2019 through the date of this press release, the Company has acquired the following:

•	An aggregate of 30 of its common shares at an average price of $17.10 per share; the repurchased shares are being held as treasury shares. There are 51,396,970 shares outstanding as of May 1, 2019.

•	$2.29 million face value of the Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.27 million.
As of the date hereof, the Company has the authority to purchase up to an additional $121.6 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers, 14 Handymax tankers) with an average age of 3.7 years and bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue is reconciled above in the section entitled 'Explanation of Variances on the First Quarter of 2019 Financial Results Compared to the First Quarter of 2018'.
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)

	For the three months ended March 31, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$14,476	$0.30	$0.30
Adjustment:
Deferred financing fees write-off	275	0.01	0.01
Adjusted net income	$14,751	$0.31	$0.30	(1)

	For the three months ended March 31, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(31,794)	$(1.03)	$(1.03)
Adjustments:
Merger transaction related costs	264	0.01	0.01
Adjusted net loss	$(31,530)	$(1.02)	$(1.02)

(1) Summation differences due to rounding

Reconciliation of Net Income / (Loss) to Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2019	2018
Net income / (loss)	$14,476	$(31,794)
Financial expenses	48,756	39,418
Financial income	(3,119)	(385)
Depreciation - owned or finance leased vessels	43,814	43,455
Depreciation - right of use assets	2,135	—
Merger transaction related costs	—	264
Amortization of restricted stock	7,184	6,650
Adjusted EBITDA	$113,246	$57,608

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616